December 23, 2008

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549
Attention:  Kathleen Collins
    Kari Jin
    Christine Davis

Re:	NexCen Brands, Inc. Form 8-K Filed on August 21, 2008 File No. 0-27707

Ladies and Gentlemen:

I am the Chief Financial Officer for NexCen Brands, Inc., a Delaware corporation (the “Company”).  We are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your supplemental letter dated December 10, 2008, with respect to the Company’s Current Report on Form 8-K filed on August 21, 2008 (the “Form 8-K”).

Set forth below are the Staff’s comments, indicated in bold, followed by the Company’s responses.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 8-K.  We appreciate the time and effort that the Staff has dedicated to reviewing our disclosures.

Form 8-K Filed August 21, 2008

1.	We note your response to prior comment number 1 and we have the following comments regarding your accounting for the contingent warrants:

•	Please tell us what you mean by “restatement date”. In this regard, please tell us in which period you intend to record the warrants;

•	Explain to us how you considered the contingent nature of the warrants when determining your accounting and refer to any authoritative literature you relied upon; and

•	Explain, in detail, what you mean by “applied this probability against the Black Scholes Model calculation.”

I.	What is meant by “Restatement Date”

The Company’s use of the phrase “restatement date” in our response was an error.  We meant to refer to the “restructure date,” i.e., the date that the Company entered into the Amended and Restated Facility with BTMU Capital Corporation (“BTMUCC”).  The expected present value of the contingently issuable warrants will be recorded as of that date, which is August 15, 2008.

II.	Consideration of the Contingent Nature of the Warrants

As stated in our response letter dated November 14, 2008, BTMUCC will be entitled to receive warrants to purchase common stock of the Company at an exercise price of $0.01 per share only if certain portions of the indebtedness remain outstanding after specified dates.  Specifically, BTMUCC will be entitled to receive warrants to purchase 2.8 million shares of the Company’s common stock if the applicable subsidiaries of the Company still owns the respective Waverly or Bill Blass businesses and the related Brand Notes remain unpaid on March 31, 2009 (the “Brand Note Warrants”).  BTMUCC will be entitled to receive a second tranche of warrants covering up to an additional 2.8 million shares of the Company’s common stock if the Class B Franchise Notes have not been repaid by July 31, 2009 (with the number of shares being subject to reduction if less than 50% of original principal amount of the Class B Franchise Notes remains outstanding at that time) (the “Class B Note Warrants”).

We referred to the guidance in EITF Issue No. 01-6, The Meaning of “Indexed to a Company’s Own Stock” (EITF 01-6), Issue 11 and concluded that the contingent warrants were “issued” for accounting purposes even though the warrants contractually will not be required to be issued until the contingencies are met.  We believe that in terms of accounting treatment there is no substantive difference between the issuance of warrants that contain an exercise contingency, on the one hand, and the contractual obligation to issue warrants once certain contingencies are met, on the other.  This was acknowledged by the EITF in their issues summary on EITF 01-6.  Specifically, paragraph 4 (d) and footnote 3 of that issues summary states:

Instruments that may be issued if certain contingencies are or are not met. For example, at the date a loan is executed, the borrower issues a separate freestanding warrant to the lender that is immediately exercisable. The strike price of the warrant is the common stock price on the date of issuance; the loan is prepayable without penalty and matures in three years. If the loan is not repaid by the end of year one, the borrower issues another warrant to the lender with a strike price that is the same as the first warrant. If the loan is not repaid by the end of year two, the borrower issues a third warrant to the lender with a strike price that is the same as the first warrant.(3)

3 The economic substance of this arrangement is identical to an arrangement in which the lender is granted three separate warrants whereby the first warrant is immediately exercisable, the second warrant is only exercisable after 1 year provided the debt is outstanding, and the third warrant is only exercisable after 2 years provided the debt is outstanding.
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1	The Company does not meet the exception in Issue 1 with respect to contingently exercisable options in a business combination.

While the specific examples in the issues summary were not included in the final EITF Abstract, we believe that the conclusions reached in Issue 1 of EITF 01-6 support our conclusion that contingent instruments such as the warrants the Company agreed to issue are considered  outstanding and “issued” for accounting purposes.

After concluding that the warrants were “issued” for accounting purposes, we considered the guidance in FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150), EITF 01-6, FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), and EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (EITF Issue 00-19) to determine whether the warrants should be accounted for as liabilities.

We concluded that the warrants did not meet the requirements to be accounted for as liabilities under FAS 150.  In making this evaluation, we specifically considered paragraphs 11 and 12 of FAS 150 and noted that warrants (a) do not embody an obligation to repurchase the Company’s equity shares, (b) do not require the Company to settle the warrants by transferring assets and (c) do not embody an obligation that must or may be settled by issuing a variable number of equity shares for which the payoff is based solely or predominately on a fixed monetary amount known at inception, on variations in something other that the fair value of the Company’s equity shares or on variations inversely related to changes in the fair value of the Company’s equity shares.

We considered EITF 01-6 and concluded that the warrants are indexed solely to the Company’s own stock, which is the first criteria in the FAS 133 paragraph 11(a) scope exception in making the determination that a freestanding instrument that would otherwise be considered a derivative would qualify for the exception and therefore not be required to be accounted for as a derivative liability.  To reach this conclusion, we noted that EITF 01-6 provides that instruments within its scope are considered indexed solely to a company’s own stock provided that once the contingencies have occurred the settlement amount is based solely on the issuing company’s stock.  We noted that this criteria was met for the Company’s warrants because the contingencies do not adjust the settlement amount (i.e., once the contingencies are met, the warrants will be settled in shares of Company stock).

We then evaluated balance sheet classification under EITF 00-19 (the second criteria in the FAS 133 paragraph 11(a) scope exception) to determine whether there could be any circumstance under which the warrants would require or allow the holder to net cash settle.  We specifically considered the guidance in paragraphs 12-32 of EITF 00-19.  Based upon this analysis we determined that the warrants could not be net cash settled. Therefore we concluded that the warrants were not liabilities under EITF 00-19.

We also considered the guidance in paragraph 16 of APB14 which states, “The Board is of the opinion the proceeds of debt securities issued with detachable stock purchase warrants should be accounted for as paid–in capital. The allocation should be based on the relative fair values of the two securities at the time of issuance.”   In this instance there were no proceeds received from the issuance of debt and warrants.  Therefore, we believe that the initial fair value of the warrants should be considered a debt discount (i.e., accounted as additional interest expense over the term of the debt).  We determined the fair value of the warrants based upon a model that considered the probability that the warrants would be issued as further discussed below.

III.     Consideration of the Probability of Issuing Warrants against the Black Scholes Model Calculation

For purposes of determining the fair value of the warrants, it is necessary to consider all terms of those instruments, including contingency provisions that may adjust the exercisability.  As discussed above, for accounting purposes we considered the warrants as issued and considered the contingencies for issuance as contingencies for exercise.  Thus, we utilized the Black Scholes Model in determining the fair value of the warrants as of August 15, 2008 and adjusted the value for the probability that the warrants would become exercisable.

For the Brand Note Warrants, the Company determined it unlikely that warrants would become exercisable in light of several factors, including the expected sale of the Waverly business prior to year end 2008 and the expectation that the Bill Blass business would be sold prior to March 31, 2009.  Therefore, the fair value of the Brand Note Warrants was determined to be $0.   In contrast, the Company determined that the Class B Note Warrants likely would become exercisable because it was anticipated that an amount more than 50% of the original principal balance of the Class B notes would be outstanding as of July 31, 2009.  The fair value of the Class B Note Warrants therefore was determined to be $952,000.  We believe that this is a reasonable and appropriate determination of the value of the warrants based upon all of the information available to the Company at the time it entered into the agreement to issue the contingent warrants.  Further, we note that the Waverly business was sold on October 3, 2008 and the Company continues to expect that the Bill Blass business will be sold prior to March 31, 2009.

The above analysis represents the Company’s initial conclusions regarding the Company’s accounting for the Amended and Restated Facility.  The Company’s conclusion may change based on our completing a final review and analysis of the accounting treatment of the Amended and Restated Facility, as well as any further amendments that may be entered into by the parties to the facility.

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The Company hereby acknowledges to the Staff that:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 8-K;

•  Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-K; and

•  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff's comments.  If you have any questions in connection with our response to your comments, please contact me at 770-514-4500.

Sincerely, /s/ Mark E. Stanko Chief Financial Officer